Via EDGAR
June 30, 2008
Mr. John Nolan
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561

Re:	Glacier Bancorp, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed: February 29, 2008 File No. 0-18911
Dear Mr. Nolan:
     Consistent with the telephone conversations between our counsel, Steve Klein of Graham & Dunn and you and Mr. Don Walker, recently of your office, we have prepared the following response by Glacier Bancorp, Inc. (the “Company”) to your March 20, 2008 comment letter regarding the Form 10-K filed by the Company for the fiscal year ended December 31, 2007. For convenience and ease of review, we have reprinted below the text of the comment in your correspondence, followed by the Company’s response. As previously suggested by Mr. Walker, the Company filed its Form 10-Q for the quarter ended March 31, 2008, to address the Staff’s comments on a prospective basis, prior to submitting our response.

Mr. John Nolan, Branch Chief
United States Securities and Exchange Commission

Comment No.1:
Management’s Discussion and Analysis, page 28
Results of Operations, page 31
Provision for Loan Losses, page 32
1. We note the increase in nonperforming loans from $7.4 million as of December 31, 2006 to $11.2 million as of December 31, 2007, resulting in nonperforming loans to total loans of 0.23% and 0.32% as of such dates. However, we note that your allowance as a percentage of total loans decreased from 1.53% as of December 31, 2006 to 1.51% as of December 31, 2007. We could not find an explanation in the document as to why your allowance decreased in 2007 despite the increase in nonperforming loans.
•	Please tell us and revise future filings, as applicable, to explain how your allowance and provisions are directionally consistent with changes in asset quality;

•	Quantify and explain how changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;

•	Quantify and explain how changes in estimation methods and assumptions affected the allowance, if applicable;

•	Quantify and explain why reallocations of the allowance (or lack of reallocations) among different parts of the portfolio or different elements of the allowance occurred; and

•	Quantify and explain how actual changes and expected trends in nonperforming loans affected the allowance.
Response:
Within Form 10-Q for the period ended March 31, 2008, we have provided the requested, additional discussion, quantification and disclosures, as applicable, within Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation (specifically at pages 21 through 28, inclusive). Such information supports the directional consistency of changes to the Allowance for Loan and Lease Losses (“Allowance”) and changes in asset quality.
The enhanced disclosures will be included in future filings.

Mr. John Nolan, Branch Chief
United States Securities and Exchange Commission

With respect to the Allowance at December 31, 2007 compared to December 31, 2006, please note that, while the Allowance remained fairly constant as a percentage of loans outstanding, non-performing loans only increased modestly by $3.8 million, which amount represented approximately .1 percent of the $3.622 billion in total loans outstanding at December 31, 2007, as the Company and its subsidiary banks have historically benefitted from stronger economies in the markets served.
Comment No. 2
2. As a related matter, please tell us and revise future filings to provide your accounting policy for: loan fees, recognizing income on impaired loans, cash payments received on impaired loans, and for charging off uncollectible loans. Refer to SFAS 91, 118 and SOP 01-6, as appropriate.
Response:
Within Form 10-Q for the period ended March 31, 2008, we have provided enhanced disclosure of the accounting policies requested, as applicable, within the discussion presented under the heading of “Allowance for Loan and Lease Losses” in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation (specifically at pages 24 through 28, inclusive). For your convenience, we have excerpted from the subject Form 10-Q and presented below the summary descriptions of each accounting policy for which additional disclosure was requested. We have parenthetically listed the pages within the subject Form 10-Q where the excerpted disclosures are located.
The enhanced disclosures will be included in future filings.
Loan fees:       (Page 21)
Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.
Recognition of income on impaired loans and cash payments received on impaired loans:      (Page 28)
When the ultimate collectibility of the total principal on an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectibility of the total principal on an impaired loan is not in doubt, contractual interest is generally credited to interest income when received under the cash basis method.

Mr. John Nolan, Branch Chief
United States Securities and Exchange Commission

Charge-offs of uncollectible loans:       (Page 26)
The banks’ charge-off policy is consistent with bank regulatory standards. Consumer loans generally are charged off when the loan becomes over 120 days delinquent. Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is recorded at the lower of the unpaid principal balance or estimated fair value, not to exceed estimated net realizable value. Any write-down at the time of recording real estate owned is charged to the ALLL. Any subsequent write-downs are charged to current expense.
In addition to the above accounting policy disclosure for charging off uncollectible loans, the table provided on Page 26 of the subject Form 10-Q reflects charge-off amounts as decreases to the Allowance for Loan and Lease Losses. Recoveries of amounts previously charged-off are reflected as increases to the Allowance for Loan and Lease Losses.
Comment No. 3
Note 21 — Operating Segment Information, page 74
3. We note your segment titled “other” includes the parent company, non-bank operating units and eliminations. Please provide us with a break-out of the three components that make up the other column and explain to us why you believe the eliminations are not significant enough to break out in their own separate column. Refer to paragraph 32 of SFAS 131.
Response:
In combining the parent Company, non-bank operating units, and eliminations (of intercompany income and balance sheet amounts) within the “Other” category within the Segment Information presented in Note 21 — Operating Segment Information, at page 74 of the Company’s Form 10-K for the year ended December 31, 2007, the Company did not believe that the parent Company amounts before elimination, the elimination amounts, nor the non-bank operating unit amounts were “significant” reconciling items in the context or meaning of paragraph 32 of SFAS 131. Nonetheless, future filings will include the additional disclosures as presented in the referenced Form 10-Q.

Mr. John Nolan, Branch Chief
United States Securities and Exchange Commission

Within Form 10-Q for the period ended March 31, 2008, at Note 12 – “Segment Information” to the Condensed Consolidated Financial Statements – Unaudited at page 16 of Part 1. Financial Information, we have separately disclosed the identified segment information under the applicable column headings for “Eliminations,” “Parent” and “Other.” The operating segment identified as “Other” includes limited partnership interests that operate residential rental real estate properties which have been allocated federal low income housing tax credits.
     In connection with this response, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the above is fully responsive to your comments. However, if you have any further questions or concerns, please do not hesitate to call our counsel Steve Klein directly at (206) 340-9648 or call me directly at (406) 751-7706.
Sincerely,
Glacier Bancorp, Inc.

/s/ Ron J. Copher Ron J. Copher
SVP/Chief Financial Officer

cc:	Ms. Babette Cooper, Securities and Exchange Commission Stephen M. Klein, Graham & Dunn Tammie Lowrie, BKD, LLP

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